Exhibit 99.115

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

mCloud Announces Closing of Public Offering and
Exercise of Underwriters’ Over-Allotment Option

VANCOUVER, July 6, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, is pleased to announce the closing of its previously announced public offering of 3,150,686 units of the Company (the "Units"), which includes the exercise in full of the over-allotment option, at a price of $3.65 per Unit, for aggregate gross proceeds to the Company of $11,500,003 (the "Offering"). The syndicate of underwriters for the Offering was co-led by Raymond James Ltd. and Eight Capital, and included Gravitas Securities Inc. and Paradigm Capital Inc.

“The market’s response to the Offering has been outstanding and we are very pleased that we have reached a full over-allotment,” said Russ McMeekin, mCloud President and CEO.

“The customer response to the combined capabilities provided by kanepi Group Pty Ltd and our AssetCare™ platform has been incredible,” McMeekin added. “This acquisition takes mCloud to over one million directly addressable assets across all corners of the oil and gas world, positioning us to be the front-runner and leading industry standard for process solutions combining IoT, AI, and the cloud.”

Each Unit is comprised of one common share (a "Common Share") and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share of the Company (a "Warrant Share") until July 6, 2022 at an exercise price of $4.75 per Warrant Share, subject to adjustment in certain events.

The TSX Venture Exchange (the "TSXV") has conditionally approved the listing of the Common Shares and Warrants on the TSXV. The Warrants are expected to commence trading on the TSXV on or about July 8, 2020, subject to the satisfaction of all listing conditions.

The Company intends to use the net proceeds of the Offering, in part, to satisfy payment of the cash consideration payable on closing pursuant to the proposed acquisition of kanepi Group Pty Ltd announced on June 25, 2020, with the remaining net proceeds to be used for working capital and general corporate purposes.

The Offering was completed by way of a prospectus supplement to the Company’s short form base shelf prospectus dated April 28, 2020 for Nunavut and its amended and restated short form base shelf prospectus dated April 28, 2020.

The securities referenced herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the 1933 Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any such securities in the United States, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare™. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's Common Shares trade on the TSXV under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSXV under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward- looking information contained herein includes, but is not limited to, information related to the proposed use of the net proceeds of the Offering.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" in the Company's annual information form dated June 24, 2020. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Corporation will be able to successfully consolidate kanepi's operations and technology with the Company's operations and technology; the Company will be able to realize synergies with kanepi's business; kanepi's customers and employees will remain customers and employees, respectively, of the Company following the completion of the transaction; the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.